[redacted]

08026041

UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

BD 3/4 *

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8-65894

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: NYFIX SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wall Street, 26th Floor
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven R. Vigliotti (646) 525-3011
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRIEDMAN LLP
(Name - if individual, state last, first, middle name)

100 Eagle Rock Avenue, Suite 200 (Address) East Hanover (City) NJ (State) 07936 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2008
THOMSON
FINANCIAL

SEC
Mail Processing
Section
FEB 2 8 2008
Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

TA 8/19

AFFIRMATION

I, Steven R. Vigliotti, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to NYFIX Securities Corporation (the "Company") for the year ended December 31, 2007, are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature | 2-26-08
Date

Chief Financial Officer
Title

EUGENIA GENYUK
Notary Public, State of New York
No. 01GE6131988
Qualified in Kings County
Term Expires August 22, 2009

Notary Public 02/26/08

This report contains (check all applicable boxes):**

(x)		Independent Auditors' Report.
(x)	(a)	Facing Page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Operations.
(x)	(d)	Statement of Cash Flows.
(x)	(e)	Statement of Changes in Stockholder's Equity.
( )	(f)	Statement of Changes in Subordinated Borrowings.
(x)		Notes to Financial Statements.
(x)	(g)	Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission.
(x)	(h)	Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission.
(x)	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission.
( )	(j)	A Reconciliation, Including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
(x)	(l)	An Oath or Affirmation.
( )	(m)	A Copy of the SIPC Supplemental Report (not required).
(x)	(n)	Independent Auditor's Report on Internal Accounting Controls.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

NYFIX SECURITIES CORPORATION
(a subsidiary of NYFIX, Inc)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007

NYFIX SECURITIES CORPORATION
(a subsidiary of NYFIX, Inc.)

TABLE OF CONTENTS

FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
NYFIX Securities Corporation

We have audited the accompanying statement of financial condition of NYFIX Securities Corporation (the "Company") as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting for the basis of designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of NYFIX Securities Corporation as of December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Friedman LLP

February 26, 2008

100 EAGLE ROCK AVENUE, EAST HANOVER, NJ 07936 T 973.929.3500 F 973.929.3501 WWW.FRIEDMANLLP.COM
OFFICES IN NEW YORK CITY | NEW JERSEY | LONG ISLAND AND AN INDEPENDENT MEMBER FIRM OF DFK WITH OFFICES WORLDWIDE

NYFIX SECURITIES CORPORATION
(a subsidiary of NYFIX, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

Assets		
Cash and cash equivalents	$	30,236,353
Cash segregated under federal and other regulations		1,100,000
Deposits with clearing firms		1,048,909
Securities borrowed		480,884,044
Receivables from broker-dealers and clearing organizations		1,363,322
Receivables from customers		571,087
Accounts receivable (net of allowance for doubtful accounts of $5,342)		1,026,430
Property and equipment, net		15,145
Other assets		115,777
Total Assets	$	516,361,067
Liabilities and Stockholder's Equity		
Liabilities:		
Securities loaned	$	482,943,029
Payables to broker-dealers and clearing organizations		633,131
Payables to customers		123,454
Payable to affiliate		867,677
Accounts payable and accrued expenses		2,861,782
Total liabilities		487,429,073
Commitments and contingencies		
Stockholder's equity		28,931,994
Total Liabilities and Stockholder's Equity	$	516,361,067

The accompanying notes are an integral part of this financial statement.

1. ORGANIZATION

On September 30, 2007, at the close of the day, NYFIX Transaction Service, Inc. ("NTS") was merged into NYFIX Clearing Corporation ("NCC") with the surviving corporation being renamed NYFIX Securities Corporation (the "Company"). The Company provides automated execution services to domestic and international broker-dealers and institutional investors, operates a matched-book stock borrow/stock loan business and clears equity securities transactions on a fully disclosed basis for introducing broker-dealers, including its affiliate NYFIX Millennium, L.L.C. ("Millennium"). In addition, the Company also resells certain subscribed trading technology products and services offered by its affiliates.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a direct wholly-owned subsidiary of NYFIX Broker-Dealer Holdings, LLC, which is wholly-owned by NYFIX, Inc. ("NYFIX"), a publicly-traded (Nasdaq: NYFX) financial technology company. In addition to the services provided by the Company, NYFIX also provides trading workstations, middle office trade automation technologies and trade messaging services to domestic and international market participants.

2. SIGNIFICANT ACCOUNTING POLICIES

Concentration of Credit Risk for Cash—The Company maintains its cash and cash equivalent balances at one financial institution. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000.

Accounts Receivable—Accounts receivable represents billings for trading commissions and subscription fees. The Company maintains an allowance for doubtful accounts to reduce its accounts receivable to the amount expected to be collected on such receivables.

Securities Lending Activities—Securities borrowed and securities loaned are recorded at the amount of cash collateral provided for securities borrowed transactions and received for securities loaned transactions, plus accrued interest. The Company monitors the market value of securities borrowed and loaned on a daily basis with additional collateral obtained or refunded as necessary.

Property and Equipment—Property and equipment are recorded at cost and are depreciated over their estimated useful lives, which range from two to seven years, on a straight-line basis.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes—The Company is included in the consolidated federal income tax return and certain combined state and local returns filed by NYFIX. The Company accounts for income taxes using the asset and liability method prescribed by Statement of Financial Accounting Standards ("SFAS"), *Accounting for Income Taxes* ("SFAS 109"). SFAS 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the recognition of tax effects for financial statement purposes and income tax reporting purposes by applying enacted income tax rates applicable to future years to differences between the financial statement carrying amounts and tax bases of existing assets and liabilities. A valuation allowance is recorded to reduce the deferred tax asset to only that portion that is judged more likely than not to be realized.

Use of Estimates—The preparation of the statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Fair Value of Financial Instruments—Substantially all of the Company's financial instruments are carried at fair value or amounts that management estimates approximate fair value as such financial instruments are short-term in nature or bear interest at rates approximating current market.

New Accounting Standards—SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities - including an amendment of FASB Statement No. 115* ("SFAS 159"), was issued in February 2008. SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. SFAS 159 does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in SFAS No. 157, *Fair Value Measurements*, and SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*. SFAS 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The Company will adopt Statement 159 on January 1, 2008 and does not anticipate adoption to materially impact its financial position.

3. CHANGE IN REPORTING ENTITY

On September 30, 2007, at the close of the day, NTS merged into NCC with the surviving corporation being renamed NYFIX Securities Corporation. Since both the merged entities were under common control of NYFIX, the merger did not qualify for purchase accounting treatment in accordance with SFAS No. 141, *"Business Combinations."* Therefore, the transaction was accounted for similar to a pooling of interest whereby the Company reported the assets and liabilities at carryover basis.

4. COLLATERALIZED TRANSACTIONS

The Company receives collateral under securities borrowed transactions, which it is allowed by contract or custom to sell or repledge. As of December 31, 2007, the fair value of securities borrowed of $464,406,525 was repledged for securities loaned.

5. REGULATORY NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital. The Company has elected to use the alternative method, as permitted by the rule, which requires the maintenance of minimum regulatory capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. The Company's membership in the Depository Trust Clearing Corporation requires it to maintain excess regulatory net capital of $10,000,000.

At December 31, 2007, the Company had regulatory net capital and a minimum regulatory net capital requirement of $27,530,614 and $250,000, respectively.

The Company performs the computations for the assets in the proprietary accounts of its introducing brokers (commonly referred to as "PAIB") in accordance with the customer reserve computation set forth under SEC Rule 15c3-3 (the Customer Reserve Formula).

6. RECEIVABLES FROM AND PAYABLES TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

At December 31, 2007, receivables from and payables to broker-dealers, and clearing organizations were comprised of the following:

	Receivables	Payables
Receivables from clearing organizations	$ 1,218,582	$ -
Securities failed-to-deliver/receive	92,640	516,961
PAIB deposit payable	-	100,000
Other	52,100	16,170
	$ 1,363,322	$ 633,131

7. RECEIVABLES FROM AND PAYABLES TO CUSTOMERS

Receivables from and payables to customers include amounts receivable and payable on failed settlements. Securities underlying failed deliveries are used as collateral for these receivables.

8. RELATED PARTY TRANSACTIONS

At December 31, 2007, the Company owed $867,677 to an affiliate. The payable to affiliate is payable on demand and is non-interest bearing.

Employees of the Company are eligible to participate in the NYFIX 401(k) plan upon meeting certain eligibility requirements.

8. RELATED PARTY TRANSACTIONS (Continued)

In December 2007, NYFIX made a capital contribution in the form of forgiveness of intercompany indebtedness to the Company in the amount of $900,000.

Certain employees of the Company participate in the approved stock option plans of NYFIX.

9. PROPERTY AND EQUIPMENT

As of December 31, 2006, property and equipment is comprised of the following:

Software	$	342,443
Office computers		18,198
Office equipment		12,413
Data center equipment		61,079
Furniture, fixtures and leasehold improvements		18,762
		452,895
Less: Accumulated depreciation		437,750
	$	15,145

10. INCOME TAXES

The tax effects of temporary differences that give rise to deferred tax assets and liabilities consisted of the following at December 31, 2007:

Deferred tax assets:		
Operating loss carryforwards	$	3,860,793
Equity based compensation		705,874
Charitable contributions		73,427
Other deferred tax assets		10,220
Total deferred tax assets		4,650,314
Less: Valuation allowance		4,640,554
Net deferred tax assets		9,760
Deferred tax liabilities:		
Other deferred tax liabilities		9,760
Total deferred tax liabilities		9,760
Net deferred tax amount	$	-

The deferred tax asset valuation allowance of $4,640,554 at December 31, 2007 has been recorded in accordance with SFAS 109 as historical pre-tax book income and historical income for tax purposes are not sufficient to support a conclusion that the value of net deferred tax assets are more likely than not to be realized on a stand-alone basis or by NYFIX in the consolidated federal and combined state and local returns.

11. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company settles securities transactions with counterparties on behalf of its affiliated introducing brokers and in connection with its matched-book stock borrow/stock loan business. This activity may expose the Company to off-balance sheet risk arising from the potential that counterparties may fail to satisfy their obligations. In the event counterparties fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments, at unfavorable market prices, to satisfy those obligations. The Company mitigates the risk of counterparty nonperformance by requiring its affiliated introducing brokers to maintain cash deposits and by its membership in the stock loan hedge program of the Options Clearing Corporation (the "OCC"). The OCC guarantees the required mark-to-market payments related to the fluctuation in market value of the collateral underlying stock borrow/stock loan transactions processed by its members. At December 31, 2007, approximately 55% of the Company's stock borrow/stock loan transactions outstanding have been processed through the OCC. The Company believes that the settlement of these transactions will not have a material effect on the Company's financial statements.

The Company is a member of various clearing organizations that trade and clear securities. Associated with these memberships, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different exchange memberships vary, in general, the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other nondefaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the statement of financial condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

END